UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

RUTHIGEN, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

783330103

(CUSIP Number)

Jim Schutz

Chief Executive Officer

Oculus Innovative Sciences, Inc.

1129 N. McDowell Blvd.

Petaluma, CA 94954

(720) 283-0550

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 13, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Name of reporting person

Oculus Innovative Sciences, Inc.

(2) Check the appropriate box if a member of a group

(a) ☐

(b) ☒

(3) SEC USE ONLY

(4) Source of funds

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)      ☐

(6) Citizenship or place of organization

Delaware, United States of America

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 2,000,000

(8) Shared voting power: 0

(9) Sole dispositive power: 2,000,000

(10) Shared dispositive power: 0

(11) Aggregate amount beneficially owned by each reporting person: 2,000,000

As disclosed on Item 5(c) of this Schedule 13D, the reporting person entered into securities and purchase agreements for all of these shares.

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares _____.

(13) Percent of Class Represented by Amount in Row (11): Based on 4,804,290 shares of common stock outstanding as of December 31, 2014:

41.6%

(14) Type of Reporting Person

HC

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Preamble

This Schedule 13D supersedes the Schedule 13G as filed on April 10, 2014 by Oculus Innovative Sciences, Inc. This Schedule is being filed because Oculus Innovative Sciences, Inc. no longer qualifies to file a Schedule 13G. See Item 6 below.

Item 1: Security and Issuer

This Schedule 13D relates to the beneficial ownership of common stock of the issuer, Ruthigen, Inc., whose principal executive office is located at 2445 Bennett Valley Road, Suite C116, Santa Rosa, CA 95404, CA 94954.

Item 2: Identity and Background

a. Oculus Innovative Sciences, Inc., which is the former parent company of the issuer.

b. The principal office address is 1129 N. McDowell Blvd., Petaluma, CA 94954.

c. The reporting person is a global specialty device and pharmaceutical company that develops, produces, and markets solutions for the treatment of dermatological conditions and advanced tissue care in the United States and internationally.

d. During the last 5 years, the reporting person has not been subject to any criminal proceeding.

e. During the last 5 years, the reporting person has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. The reporting person is incorporated in Delaware, United States of America.

Item 3: Source and Amount of Funds or Other Consideration

The reporting person is the former parent holding company of the issuer. The issuer was a formerly wholly-owned subsidiary of the reporting person. The issuer consummated its IPO on March 26, 2014. Following the IPO, the reporting person holds 2,000,000 shares of the common stock of the issuer.

Item 4: Purpose of Transaction

See Item 3 above. The reporting person, Oculus Innovative Sciences, Inc., acquired beneficial ownership of the common stock, as described in Item 3, as the former parent company of the issuer.

As previously disclosed in Item 1.01 of the Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on March 16, 2015, the reporting person entered into a securities purchase follow-up agreement with two investors under which it sold 1,650,000 shares of the issuer, or the Ruthigen Shares, on March 13, 2015, provided that 50,000 shares may be sold to another investor prior to closing. The sale is expected to close at the time of the issuer’s merger and prior to August 13, 2015, except that such date may be extended for up to 60 calendar days at the sole discretion of the reporting person. If the issuer’s merger does not close by August 13, 2015 or the extended date, there will be no obligation to purchase the shares. If the reporting person does not sell the 50,000 shares prior to August 13, 2015, as may be extended, the reporting person must retain the voting rights for 50,000 shares until and through the closing of the issuer’s merger.

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On March 13, 2015, the reporting person entered into a securities purchase agreement with several investors, under which it sold 350,000 shares in the issuer. The closing of this sale will occur within 10 business days of March 13, 2015. The reporting person agreed to retain the voting rights of the 350,000 Ruthigen Shares until and through the closing of the issuer’s merger.

Except as set forth in this Item 4, the reporting person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5: Interest in Securities of the Issuer

a. The reporting person is the beneficial owner of 2,000,000 shares pending the consummation of the transactions described herein. At the closing of such transactions, the reporting person will own 1,650,000 shares, or 41.6% of the common stock issued and outstanding of the issuer.

b. The reporting person has sole voting power over 2,000,000 shares of common stock of the issuer. The reporting person has sole or shared dispositive power over 0 shares of common stock of the issuer.

c. The reporting person effected the following transactions with respect to the common stock of the issuer during the past 60 days:

As reported on the Current Report on Form 8-K filed on January 12, 2015, the reporting person entered into an securities purchase agreement with two investors, under which it agreed not to market, offer or sell our 2,000,000 shares of common stock it holds in the issuer to any person other than the investors for a period of 60 calendar days from the date of the securities purchase agreement, and under which the investors irrevocable agreed to purchase all of the Ruthigen Shares upon the occurrence of a trigger event during this period. The purchase price for the Ruthigen Shares to be purchased by the investors at closing will be $2.75 per share, or an aggregate of $5,500,000 for all of the Ruthigen Shares. As reported on the Current Report on Form 8-K filed on March 16, 2015, the securities purchase agreement lapsed according to its terms.

As reported on the Current Report on Form 8-K filed on March 16, 2015, on March 13, 2015, the reporting person entered into a securities purchase follow-up agreement with these two investors under which it reduced the number of Ruthigen Shares to be sold to the investors mentioned above to 1,650,000 at a price of $2.75 per share, provided that 50,000 shares may be sold to another investor prior to closing. The aggregate purchase price of the sale will be $4,537,500. This sale has been triggered by the issuer’s announcement of its merger on March 13, 2015. The sale is expected to close at the time of the issuer’s merger and prior to August 13, 2015, except that such date may be extended for up to 60 calendar days at the sole discretion. If the issuer’s merger does not close by August 13, 2015 or the extended date, there will be no obligation to purchase the shares. If the reporting person does not sell the 50,000 shares prior to August 13, 2015, as may be extended, it must retain the voting rights for 50,000 shares until and through the closing of the Ruthigen merger.

As reported on the Current Report on Form 8-K filed on March 16, 2015, on March 13, 2015, the reporting person entered into a securities purchase agreement with several investors, under which it agreed not to market, offer or sell the remaining 350,000 Ruthigen Shares to any person other than the investors until March 13, 2015, and under which the investors irrevocably agree to purchase the 350,000 Ruthigen Shares upon the occurrence of a trigger event during this period. The purchase price for the Ruthigen Shares is $2.75 per share, or an aggregate of $962,500 for all of the 350,000 Ruthigen Shares. The sale has been triggered by the issuer’s announcement of its merger on March 13, 2015. The closing of this sale of the Ruthigen shares will occur within 10 business days of March 13, 2015. The reporting person agreed to retain the voting rights of the 350,000 Ruthigen Shares until and through the closing of the issuer’s merger.

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d. N/A

e. N/A

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 5(c) of this Schedule 13D, the reporting person, as part of the securities purchase agreements, entered into certain voting arrangements. The reporting person must exercise its voting rights in accordance with the amended separation agreement dated January 31, 2014, between the reporting person and the issuer, as filed as exhibit 10.2 with the Current Report on Form 8-K on February 6, 2014. Pursuant to this amended separation agreement, the reporting person is obliged to vote the shares in the issuer in the same manner as the majority of the votes cast by the holders of all other shares of the issued and outstanding common stock.

The reporting person retained the voting rights for the 50,000 Ruthigen Shares until and through the date of closing of the issuer’s merger and that the shares will remain subject to the voting obligations set forth in the amended separation agreement as if the 50,000 Ruthigen Shares were still held by the reporting person. After the closing of the issuer’s merger, any buyer(s) of the 50,000 Ruthigen Shares shall have full voting rights for the 50,000 Ruthigen Shares. In the event there is no closing of the issuer’s merger on or prior to September 30, 2015, the 50,000 Ruthigen Shares will become fully tradable and full voting rights will transfer to the buyer(s).

The reporting person retained the voting rights for the 350,000 Ruthigen Shares until and through the date of closing of the issuer’s merger, provided however, that the remain subject to the resale restrictions and voting obligations set forth in the amended separation agreement between the reporting person and the issuer, dated January 31, 2014, as if the shares were still held by the reporting person. After the closing of the issuer’s merger, the investors shall have full voting rights for the 350,000 Ruthigen Shares. From the closing date of the sale through the date of the closing of the issuer’s merger, the investors agree and acknowledge that they cannot sell or transfer the shares. In the event there is no closing of the issuer’s merger on or prior to September 30, 2015, the shares will become fully tradable and full voting rights will transfer to the investors.

Item 7: Material to be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2015

/s/ Jim Schutz

By: Jim Schutz

Chief Executive Officer

Oculus Innovative Sciences, Inc.

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